Barclays Bank PLC (Summary of Changes) – July 27, 2026

- **Updated Applicant Data – page 1**
- **Added Chetan Rishi Vohra on Schedule A**
- **Added Nikolaos Koukoumelidis on Schedule A**
- **Removed Aunoy Banerjee from Schedule A**
- **Updated the Execution Page**